EXHIBIT 2.2




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                                 PLAN OF MERGER


(a)CONSTITUENT CORPORATIONS:      Strainwise, Inc.
                                  ("SW") (A Colorado corporation)

                                  SWM Corp. ("SWMC")
                                  (A Colorado corporation)

                                  SWM is a wholly owned subsidiary of SW

(b)SURVIVING CORPORATION:         Strainwise, Inc. (A Colorado corporation)


(c) Pursuant to C.R.S. 7-111-104 and effective as of the date of the merger

    (i)    all shares of SWMC shall be cancelled;

    (ii)   all assets of SWMC shall become assets of SW;

    (iii)  all liabilities of SWMC shall be assumed by SW;

    (iv)   SWMC shall cease to exist;

    (v) each shareholder of SW, with the exception of 4th Grade Films, Inc. ("4G"), will receive one share of 4G's common stock for each common share which such shareholder owns in SW;

    (vi) all issued and outstanding shares of SW, with the exception of the shares held by 4G, shall be cancelled;

    (vii)  all outstanding Series A warrants of SW will be cancelled;

    (viii) each person holding a Series A warrant of SW will receive a Series A warrant from 4G entitling such person to purchase that number of shares of 4G equal to the number of shares which such person could have purchased in SW pursuant to the SW warrant, and upon the same terms as provided in the SW warrant,

     (ix) a warrant for the purchase of 500,000 shares of SW's common stock at a price of $0.10 per share, expiring on January 31, 2019 will be cancelled, and

     (x) the holder of the warrant described in (ix) above will receive a warrant from 4G entitling such person to purchase that number of shares of 4G equal to the number of shares which such person could have purchased in SW pursuant to the SW warrant, and upon the same terms as provided in the SW warrant.